FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Argent Securities Inc. **0001269820**

Exact Name of Registrant as Specified in Charter **Registrant CIK Number**

Form 8-K, November 21, 2003, Series 2003-W7 **333-105957-07**

Name of Person Filing the Document
(If Other than the Registrant)

03039298

PROCESSED

NOV 25 2003

THOMSON
FINANCIAL

NOV 24 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: _November 21_, 2003

ARGENT SECURITIES INC.

By: _____
Name:
Title: John P. Grazer
 CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1	Mortgage Loan Schedule	P*

* The Mortgage Loan Schedule has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ALOANNO	BORRFICO	PROPTYPE	UNITYPE	GRADE	PREPAYTERM	CALCRTERM	LTV	CLTV	ORIGRATE	RATE	FPDATE	MTDATE	ORIGPRNBAL	MIDDATE	ORIGINAL	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NRADATE	NPRADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRICE	BUNKCODE	PREPAYMTLOCCD	GROUP	PMI	ATERM	OTERM	FRACAP	PERMTCAP	RTRECD	MPREMIUM

ALOANID	BORRFICO	PROPTYPE	LNTYPE	GRADE	PREPYTERM	CALCTERM	LTV	CLTV	ORIGRATE	RATE	FPDATE	MTDATE	ORIGPRBAL	NIDDATE	ORIGBAL	SCHEDBAL1	PURPOSE	OWNNOCC	INDEX	NRADATE	NRADATE	MARGIN	MXRATE	MXRATE	DOC	ORGDATE	APPVAL	SALESPRICE	BUXCODE	PREPAYCALCO	GROUP	PMI	ATERM	OTERM	FRACAP	PERMTCAP	RTFREQ	MIPREMIUM

LOANNO	BORRFICO	PROPTYPE	LNTYPE	GRADE	PREPAYTERM	CALCTERM	LTV	CLTV	ORGRATE	RATE	FPDATE	LNTDATE	ORGPRINCIPAL	NXDDATE	ORIGBAL	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NPADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRICE	BUKCODE	PREPAYCODE	GROUP	PMI	ATERM	OTERM	FRACAP	PRBMCAP	RTFRQ	MBPRBGRM

LOANNO	BORRFICO	PROPTYPE	LNTYPE	GRADE	PREPAYTERM	CALCRITERIA	LTV	CLTV	ORIGRATE	RATE	FPDATE	MTDATE	ORIGPANDI	MDDATE	ORIGBAL	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NPADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRICE	BUYCODE	PREPAYCALCCD	GROUP	PMI	ATERM	OTERM	FRACAP	PERIRTCAP	RFREQ	MEMBERSUM

ALOANID	BORRNO	PROPTYPE	LNTYPE	GRADE	PREPAYTERM	CALCPRETERM	LTV	CLTV	ORGRATE	RATE	FPDATE	MTDATE	ORIGPANDI	MODATE	ORIGBAL	SCHEDBAL	PURPOSE	OWNOCC	INDEX	NRADATE	NRADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRICE	BUYCODE	PREPAYCALCCO	GROUP	PMI	ATERM	OTERM	TRACAP	PERATCAP	PERINTCAP	FREQ	MIPREMIUM

ALOANNO BORRFICO PROPTYPE LNTYPE GRADE PREPAYTERM CALCSTTERM LTV CLTV ORGRATE RATE FPDATE MTDATE ORGRPMT NXDATE ORIGBAL SCHEDBAL1 PURPOSE OWNOCC INDEX NPADATE NPADATE MARGIN MPRATE MAXRATE DOC ORIGDATE APPVAL SALESPRICE BKRCODE PREPAYLOCO GROUP PMI ATERM OTERM FRXCAP PERDTCAP REFEQ LLIPREMIUM

LOANNO	BORRFICO	PROPTYPE	UNTYPE	GRADE	PREPAYTERM	CALCDTERM	LTV	CLTV	ORIGRATE	RATE	PPDATE	MRTDATE	ORIGPANDI	NXTDATE	ORIGBAL	SCHEDBAL	PURPOSE	OWNOCC	INDEX	NPADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRICE	BUKCODE	PREPAYCALCCD	GROUP	PMI	ATERM	OTERM	FRACAP	PERMTCAP	RTFREQ	MPERIODNUM

ALOANID	BORRFICO	PROPTYPE	LNTYPE	GRADE	PREPAYTERM	CALCRTERM	LTV	CLTV	ORIGRATE	RATE	FPDATE	MTDATE	ORIGPBAL	NXDATE	ORIGBAL	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRICE	SUICODE	PREPAYCALCCD	GROUP	PMI	ATERM	OTERM	FRACAP	PERRATCAP	RTFREQ	ADPREGRUM

ALOANID	BORRFICO	PROPTYPE	LNTYPE	GRADE	PREPAYTERM	CALCRTERM	LTV	CLTV	ORGRATE	RATE	FPDATE	MTDATE	ORIGPAND	NDDATE	ORIGINAL	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NPADATE	NPADATE	MARGIN	LNRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALEPRICE	BUKCODE	PREPAYCALCD	GROUP	PM	ATERM	OTERM	FRACAP	PERIOCAP	RFREQ	MFPROGRAM

Mortgage loan data tape (columns, left to right):

ALOANID	BORRFICO	PROPTYPE	LNTYPE	GRADE	PREPAYTERM	CALCRTERM	LTV	CLTV	ORIGRATE	RATE	FRDATE	MTDATE	ORIGPAND	NDDATE	ORIGBAL	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRICE	BUNCODE	PREPAYCALCOD	GROUP	PMI	ATERM	OTERM	FRACAP	PERIODCAP	RATECAP	MIPREMIUM

ALOANO	BORRNO	PROPTYPE	UNITYPE	GRADE	PREPAYTERM	CALCRTERM	LTV	CLTV	ORIGRATE	RATE	FPDATE	MTDATE	ORIGRAND	NODATE	ORIGBAL	SCHEDBAL1	PURPOSE	OWNROCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRICE	BUKCODE	PREPAYCALCCD	GROUP	PMI	ATERM	OTERM	FRACAP	PERMCAP	PIFICO	MERSEMIN

LOANID	BORRFICO	PROPTYPE	LNTYPE	GRADE	PREPAYTERM	CALCRTERM	LTV	CLTV	ORIGRATE	RATE	FPDATE	MTDATE	ORIGPAND	NXDATE	ORIGBAL	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NXRADATE	NPRADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRICE	BUICODE	PREPAYCALCCD	GROUP	PMI	ATERM	OTERM	FRACAP	PERMCAP	RFREQ	MIPREMIUM

| LOANID | BORRFICO | PROPTYPE | LMITYPE | GRADE | PREPAYTERM | CALCITEM | LTV | CLTV | ORGRATE | RATE | FPDATE | MITDATE | ORGRAMT | NXDATE | ORGBAL | SCHEDBAL | PURPOSE | OWNOCC | INDEX | NRADATE | NPADATE | MARGIN | MINRATE | MAXRATE | DOC | ORGDATE | APPVAL | SALESPRICE | RMCODE | PREPAYGUCO | GROUP | PMI | ATERM | OTERM | TRACAP | PERMCAP | RFRQ | MIPREMIUM |
|---|

ACCTNO	BORRFICO	PROPTYPE	LNTYPE	GRADE	PREPAYTERM	CALCTERM	LTV	CLTV	ORIGRATE	RATE	FPDATE	MTDATE	ORIGAMT	NXDATE	ORIGBAL	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRICE	BUYDOE	PREPAYCALCO	GROUP	PM	ATERM	OTERM	FRACAP	PERIODCAP	RFREQ	LIENGRADE

| ALOANID | BORRFICO | PROPTYPE | LNTYPE | GRADE | PREPAYTERM | CALCINTERM | LTV | CLTV | ORGRATE | RATE | FPDATE | MTDATE | ORGPADPMT | NXDDATE | ORGBAL | SCHEDBAL1 | PURPOSE | OWNOCC | INDEX | NPADATE | NPADATE | MARGIN | MINRATE | MAXRATE | DOC | ORGDATE | APPVAL | SALESPRICE | BUYCODE | PREPAYCALCD | GROUP | PMI | ATERM | OTERM | FRACAP | PERMTCAP | RFREQ | MIPREQLAM |
|---|

LNADINO BORRIDO PROPTYPE LNTYPE GRADE PREPAYTERM CALCSTERM LTV CLTV ORIGRATE RATE FPRATE MIDATE ORIGPRNCB NIDDATE ORIGBAL SCHEDBAL1 PURPOSE OWNOCC INDEX NRADATE NPADATE MARGIN MINRATE MAXRATE DOC ORIGDATE APPVAL SALESPRICE BUMCODE PREPAYCALCCD GROUP PMI ATERM OTERM FRACAP PESWTCAP RFREQ MPREMIUM

LOANNO	BORRFICO	PROPTYPE	LNTYPE	GRADE	PREPAYTERM	CALCPTERM	LTV	CLTV	ORIGRATE	RATE	FPDATE	MTIDATE	ORIGPAIAND	NXDATE	ORIGBAL	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRICE	BIARCODE	PREPAYCALCOD	GROUP	PMI	ATERM	OTERM	FRACAP	PERMTCAP	RFREQ	RFREQADM

ALOANID	BUSRBIND	PROPTYPE	LNTYPE	GRADE	PREPAYTERM	CALCRTERM	LTV	CLTV	ORIGRATE	RATE	FPDATE	LITDATE	ORIGPAND	NXDDATE	ORIGBAL	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRICE	SUBCODE	PREPAYCALCCD	GROUP	PMI	ATERM	OTERM	FRACAP	PERIATCAP	RFREQ	MFREQ	BALLOON

LOANID	BORRNUM	PROPTYPE	LNTYPE	GRADE	PREPAYTERM	CALCRTERM	LTV	CLTV	ORIGRATE	RATE	FPDATE	MTDATE	ORIGPANDI	NXTDATE	ORIGBAL	SCHEDBAL1	PURPOSE	OWNNOCC	INDEX	NPADATE	NPAIDATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRICE	BLMODIR	PREPAYCALCCD	GROUP	PMI	ATERM	OTERM	FINCAP	PERMTCAP	RTFREQ	IMPREMIUM

| ALOANID | BORRFICO | PROPTYPE | LNTYPE | GRADE | PREPAYTERM | CALCBTERM | LTV | CLTV | ORGRATE | RATE | FPDATE | LITDATE | ORGPANDI | NODDATE | ORIGBAL | SCHEDBAL1 | PURPOSE | OWNOCC | INDEX | NRADATE | NPADATE | MARGIN | MDRATE | MAXRATE | DOC | ORIGDATE | APPVAL | SALESPRICE | BUNGODE | PREPAYCALCCD | GROUP | PMI | ATERM | OTERM | FRACAP | PERBATCAP | BFREQ | IMPREUBM |
|---|

LOANID BORRID PROPTYPE LNTYPE GRADE PREPAYTERM CALCTERM LTV CLTV ORIGRATE RATE FPDATE MTDATE ORIGPANDI NXDDATE ORIGBAL SCHEDBAL1 PURPOSE OWNOCC INDEX NPADATE NPADATE MARGIN MINRATE MAXRATE DOC ORIGDATE APPVAL SALESPRICE LUXDOC PREPAYALCO GROUP PMI ATERM OTERM FRACAP PERDICAP RFREQ MIPREMIUM

LOANID	BORRFICO	PROPTYPE	LNTYPE	GRADE	PREPAYTERM	CALCTERM	LTV	CLTV	ORIGRATE	RATE	FPDATE	MTDATE	ORIGPMAM	MODATE	ORIGBAL	SCHEDBAL1	PURPOSE	OWNOCC	INDEX	NRADATE	NPADATE	MARGIN	MINRATE	MAXRATE	DOC	ORIGDATE	APPVAL	SALESPRICE	SUBCODE	PREPAYCO/CO	GROUP	PMI	ATERM	OTERM	FRACAP	PERMTCAP	RTFREQ	MIPREMIUM

ALOANID | SUBFICO | PROPTYPE | LNTYPE | GRADE | PREPAYTERM | CALCTERM | LTV | CLTV | ORIGRATE | RATE | FPDATE | MTDATE | ORIGPANDI | NXDATE | ORIGBAL | SCHEDBAL1 | PURPOSE | OWNOCC | INDEX | NPADATE | NPADATE | MARGIN | MURRATE | MAXRATE | DOC | ORIGDATE | APPVAL | SALESPRICE | BUYDOWN | PREPAYCALCO | GROUP | PMI | ATERM | OTERM | FRACAP | PERIODICAP | RFREQ | MPREMIUM

| LOANID | BORRID | PROPTYPE | LNTYPE | GRADE | PREPAYTERM | CALCTERM | LTV | CLTV | ORIGRATE | RATE | FPDATE | MTDATE | ORIGPAND | MTDATE | ORIGBAL | SCHEDBAL1 | PURPOSE | OWNOCC | INDEX | NPADATE | NPADATE | MARGIN | MINRATE | MAXRATE | DOC | ORIGDATE | APPVAL | SALESPRICE | RUNCODE | PREPAYCALCD | GROUP | PMI | ATERM | OTERM | FRACAP | PERINTCAP | RFREQ | MXPREMIUM |
|---|